NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE MKT LLC (the 'Exchange' or 'NYSE MKT') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of common stock (the 'Common Stock') of Triangle Petroleum Corporation (the 'Company') from listing and registration on the Exchange on April 17, 2017 pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision to initiate delisting proceedings pursuant to Section 1002(c) of the NYSE MKT Company Guide, which applies when a company has sold or otherwise disposed of its principal operating assets, or has ceased to be an operating company. 1. On March 24, 2017, NYSE Regulation determined that the Common Stock of the Company should be suspended from trading, and directed the preparation and filing with the SEC of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone on March 24, 2017 and by letter on March 27, 2017. 2. Pursuant to the above authorization, on March 27, 2017, a press release was immediately issued and notice was made on the 'ticker' of the Exchange announcing that prior to the open, the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 3. The Company had a right to appeal the determination to delist the Common Stock by a Committee of the Board of Directors of the Exchange, provided that it filed a written request for such a review with the Secretary of the Exchange within seven business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.